Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

April 10, 2018

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    Karl Hiller, Branch Chief
Jenifer Gallagher, Staff Attorney
John Coleman, Mining Engineer

Re:    Mammoth Energy Services, Inc.
Registration Statement on Form S-3
Filed November 1, 2017
File No. 333-221268
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 1-37917

Dear Mr. Hiller:

Set forth below are the responses of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 3, 2018 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 filed with the Commission on November 1, 2017 (the “Registration Statement”) and Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on February 28, 2018 (“Form 10-K”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Registration Statement and the Form 10-K, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2017

General

1.	We note the disclosures in response to prior comment 3 from our letter dated November 28, 2017. We are reviewing your response and may have additional comments.

Response: The Company acknowledges the Staff’s comment.

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April 10, 2018

Properties, page 46

2.	We note your disclosure of annual rated plant capacities on page 47. Please disclose utilization rates or actual annual production pursuant to Instruction 3 to Item 102 of Regulation S-K.

Response: As noted by the Staff, the Company disclosed its annual rated production capacity for each of its wet and dry plant facilities as of December 31, 2017 in Item 2. “Properties — Sand Properties” in the Form 10-K beginning on page 46. The Company respectfully notes that it also disclosed its actual annual production capacity upon completion of its current expansion efforts in footnote (c) to the tables appearing at the bottom of page 46 and the top of page 47 on an aggregate basis and its rated and actual annual production capacity by individual facility upon completion of the current expansion efforts in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — 2017 Highlights — Acquisition of Stingray Energy, Stingray Cementing and Sturgeon” and “—Chieftain Acquisition,” respectively, appearing on page 55 of the Form 10-K. In further response to the Staff’s comment, the Company will also disclose the actual annual production for its frac sand facilities in future filings with the Commission where applicable.

3.
We note your disclosure of mineral reserves on page 47. For each of your mineral reserve estimates please disclose the price assumption used to determine the economic viability of the materials designated as mineral reserves.

Response: The Company acknowledges the Staff’s comment and, in applicable future filings with the Commission, the Company will include the following statement regarding the pricing assumptions used by John T. Boyd with respect to its assessment of the economic viability of the Company’s sand reserves:

“To opine as to the economic viability of our reserves, John T. Boyd reviewed our financial cost and revenue per ton data at the time of the proven reserve determination. Based on its review of our cost structure and its extensive experience with similar operations, John T. Boyd concluded that it is reasonable to assume that we will operate under a similar cost structure over the remaining life of our reserves. Based on these assumptions, and taking into account possible cost increases associated with a maturing mine, John T. Boyd concluded that our current operating margins are sufficient to expect continued profitability throughout the life of our reserves.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 66

4.	We note that you tabulate a liquidity measure and quantify a figure labeled as “net debt” on page 66, without also providing the disclosures required for non-GAAP

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April 10, 2018

measures by Item 10(e)(1)(i) of Regulation S-K. Please expand your disclosure to include the information required by the aforementioned guidance.

Response: The Company notes the Staff’s comment and respectfully points out that it believes that the required reconciliation information is included in the narrative appearing on page 66 of the Form 10-K, which provides, in relevant part, that net debt of approximately $86.0 million reflects $94.7 million in borrowings outstanding under the Company’s $170.0 million revolving credit facility and $8.7 million of cash on hand. The Company will not include such references to net debt in future filings with the Commission.

5.
We note your risk factor disclosure on page 25, explaining that PREPA is currently subject to bankruptcy proceedings in U.S. District Court, and that if it does not have or does not obtain the funds necessary to satisfy its obligations to you under the contract, or if it terminates the contract early, your financial condition, results of operations and cash flows could be “materially and adversely affected.” We also note your disclosure on page 58, stating that “substantially all” of your related party revenue is derived from Gulfport under a four-year contract that expires in September 2018.

Please expand your disclosure to address the uncertainty these matters present for your operations and liquidity, to comply with Instruction 3 to paragraph 303(a) of Regulation S-K, which states “The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

For example, clarify whether you have plans or expectations for contract extensions or renewals and describe any material effects of discontinuing these relationships or of any reasonably likely change in terms and provisions, as appropriate.

Response: The Company believes that it appropriately disclosed in the Form 10-K the risks and uncertainties surrounding its PREPA contract known to the Company at the time of such disclosure as well as its plans or expectations for contract extensions or renewals and described the material effects of discontinuing this relationship. Such disclosure is included in:

(a)
Item 1. “Business — Our Services — Infrastructure Services” on page 3, where the Company describes its original contract with PREPA and the subsequent amendments thereto, including maximum contract payment amounts, the services it provides under the contract and the anticipated time-frame during which it will be providing services to PREPA under the amended contract (specifically, through mid-2018);

(b)	Item 1.A. “Risk Factors” on pages 25 and 26, where, in three separate risk factors, the Company discusses the material risks associated with its contract with PREPA,

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including its highlighting of the percentage of 2017 revenue attributable to this contract; and

(c)
Item 7. “Management’s Discussion of Financial Condition and Results of Operations — Formation and Expansion of Services with Electric Infrastructure Business” on page 55 of the Form 10-K, where the Company describes the evolution of its electrical infrastructure business and its contract with PREPA, and also describes its intention to seek additional repair and restoration work beyond that provided in the currently amended contract and also, thereafter, to pursue work rebuilding and modernizing PREPA’s electrical grid, while noting that there can be no assurance that the Company will be successful in securing this additional work.

Further, the Company disclosed on page F-11 under Note 2. Summary of Significant Accounting Policies to its audited financial statements included in the Form 10-K that at December 31, 2017, the Company reviewed receivables due from PREPA and made specific reserves consistent with Company policy which resulted in additions to allowance for doubtful accounts totaling $16.0 million.

The Company will continue to assess any material developments relating to its current and potential future services for PREPA, and the associated risks and uncertainties and their impact on its liquidity, and will disclose any such additional information, if applicable, in its future filings with the Commission.

Regarding the Company’s contracts with Gulfport, the Company notes that subsequent to the filing of the Form 10-K it has engaged in discussions with Gulfport regarding extensions of its pressure pumping and frac sand contracts and, if these discussions are successful, the Company will disclose such development and appropriate risks and uncertainties, as well as any impact on liquidity, of such contract in its future filings with the Commission. Regardless of the outcome of these discussions, however, the Company does not now believe that the expiration of its contracts with Gulfport would have a material adverse effect on the Company’s results of operations, financial condition or liquidity. Even though the Company’s contracts with Gulfport accounted for approximately 23% of the Company’s total revenue for 2017, the size of the Company’s operations generally, and its pressure pumping and frac sand operations in particular, expanded significantly during the second half of 2017. For example, the Company added its fourth, fifth and sixth pressure pumping fleets in June, August and September 2017, respectively, thereby doubling its fleet, and completed its Taylor and Chieftain frac sand acquisitions in early summer. As a result, during the fourth quarter of 2017, contract revenue from Gulfport represented less than 8% of the Company’s total revenues. Further, the demand for the Company’s natural sand proppant and pressure pumping services is such that the Company believes it will be able to replace its services to Gulfport under the existing contracts with services to other customers at comparable rates in the event the Company’s contracts with Gulfport are not extended.

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April 10, 2018

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-10

(h) Sand Reserves, page F-12

6.
We note your disclosure indicating that you amortize mining property and development costs using the units-of-production method based on estimated measured tons of in-place reserves. Please clarify how such estimates compare to the proven and probable reserves that you disclose based on the guidance in Industry Guide 7. As you would ordinarily need to apply a recovery factor to estimate recoverable proven and probable reserves, explain the rationale underlying your stated policy, indicating you are amortizing costs over a larger quantity of minerals than you expect to produce, and submit any revisions that you believe would adequately clarify, or describe the basis for, your approach.

Response: As noted by the Staff, the Company previously used the units-of-production method based on estimated measured tons of in-place reserves when amortizing its mining properties and development costs. The Company calculated the amortization of its mining properties using the units-of-production method based on proved reserves and based on estimated measured tons of in-place reserves and determined that the difference in methodology had an immaterial impact on its amortization costs as illustrated in the table below. Following the filing of the Form 10-K, the Company internally determined to use the proved reserves-based method in its future filings with the Commission.

($ in thousands)	2017	2016	2015
Depletion expense as reported	$1,119	$884	$829
Depletion expense based on proven reserves	$1,591	$1,257	$1,179
Difference	$472	$373	$350

Total depreciation, depletion, amortization and accretion	$92,124	$72,315	$74,499
% impact to DD&A	0.51%	0.52%	0.47%

	At 12/31/2017	At 12/31/2016
Sand reserves as reported	$74,769	$55,367
Sand reserves based on proven reserves	$73,574	$54,644
Difference	$1,195	$723
% impact to Sand reserves	1.60%	1.31%

Note 17 – Reporting Segments and Geographic Areas, page F-36

7.
We see that you reconfigured the reportable segment disclosures for 2017 but have not continued to report the Well Services segment as may be required to comply with FASB ASC 280-10-50-16, notwithstanding your disclosure stating that you no longer consider

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this segment “to be significant to the understanding of results.” If you properly conclude that a segment does not meet the criteria of being reportable under FASB ASC 280-10-50-12, and it was reportable in the prior year, you must also report that segment in the current year unless you determine that it is not “of continuing significance.”

Please clarify whether you also consider the Well Services to be no longer of significance to your business and results of operations, as opposed to no longer significant to an understanding of results, and if this is the case, describe the manner by which you have assessed its significance. Indicate the extent to which its services are provided in conjunction with any services of your other segments, also the extent to which customers of this segment are also customers of your other segments. Tell us how you evaluated revenues, costs and operating income, and total assets of the segment for 2017.

In this regard, as you reported $129 million in assets for the Well Services segment at the end of the prior year, which is nearly 15% of total assets at the end of the current year, explain how you applied FASB ASC 280-10-50-12(c), in determining that total assets of the segment at the end of the recent fiscal year did not surpass the 10% threshold.

If assets of the segment have changed significantly over the year, provide us with a rollforward and explain the changes. Given that assets of the All Other category increased $195 million, to $244 million, also include a rollforward of this balance, and tell us how you considered its composition in identifying your reportable segments. Please include a schedule with your response, listing the amounts associated with each of the operating segments that you have combined in the All Other category.

Response: The Company believes that it has properly classified the reporting segments in compliance with FASB ASC 280-10-50. The Company reconfigured its recordable segments by first identifying the operating segments in accordance with FASB ASC 280-10-50-1. The Company further assessed the additional qualitative characteristics as defined by paragraphs 2 through 9 of FASB ASC 280-10-50. The Company then aggregated operating segments based on meeting all of the aggregation criteria in accordance with FASB ASC 280-10-50-11. The result of these steps was 13 distinct operating segments.

Following the identification of the operating segments, the Company assessed the impact to the quantitative thresholds in accordance with FASB ASC 280-10-50-12. Based on that evaluation, four operating segments crossed the materiality threshold as prescribed by the guidance. The Company then aggregated operating segments based on meeting a majority of the aggregation criteria contained in FASB ASC 280-10-50-11 based on the guidance contained in FASB ASC 280-10-50-13. The remaining operating segments were included in the All Other category in the current year and the Company confirms that the aggregation

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of the reportable segments exceeded the quantitative threshold defined in FASB ASC 280-10-50-14.

The Company confirms that the Well Services segment is not of continuing significance based upon the capital expenditure plans in future periods as well as the anticipated financial results in future periods. Specifically, both the anticipated financial results as well as the expected continued concentration of capital expenditures to areas other than the Well Services segment are expected to not only continue, but to continue to reduce the significance of the Well Services segment. The Company acknowledges the request for the qualitative impact of the segment and respectfully recognizes that FASB ASC 280-10-50-12(c) includes tests to be performed at the operating segment level. The Company further identifies, based on the process described in previous paragraphs, that within each reportable segment are multiple operating segments. As such, the Company concluded that in 2017 no operating segment previously identified in the Well Services reporting segment individually crossed the qualitative thresholds set forth in the guidance. Specific to the Staff's comment, below is a table showing the asset analysis for the operating segments included in the All Other category in 2017, which includes the operating segments previously classified in the Well Services reporting segment.

	Mammoth Energy Partners(1)	Redback Coil Tubing(1)	Redback Energy Services(1)	Stingray Cementing	Stingray Energy Services	Sand Tiger Lodging	Tiger Shark Logistics	All Other Total
Assets	$148,799	$21,541	$11,938	$16,850	$17,202	$26,077	$1,360	$243,767
Eliminations(2)	(137,169)	—	(43)	(84)	(811)	—	(1,360)	(139,467)
Net Assets	11,630	21,541	11,895	16,766	16,391	26,077	—	104,300

% of Total Assets	1.34%	2.48%	1.37%	1.93%	1.89%	3.01%	0.00%	12.03%

(1)Previously included in the Well Services reporting segment
(2)Included in the Eliminations column

The Company acknowledges the request for an explanation relative to significant changes in total assets of the All Other category. Prior to 2017, the Company did not identify an “All Other” category. As referenced in Footnote (a) in Note 17 of the Form 10-K, the amounts included in the All Other category for 2017 include results from the previously identified Well Services and Other Energy Services segments in 2016.

8.
Please revise your disclosure to describe the sources of revenue included in the All Other category to comply with FASB ASC 280-10-50-15. If you associate specific subsidiaries with this category, also describe the nature of the revenue generating activities sufficiently to differentiate these from those of the reportable segments.

Response: The Company believes that it adequately identified the sources of revenue included in the All Other category, in compliance with FASB ASC 280-10-50-15, in Note

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17. Reporting Segments and Geographic Areas—Reporting Segments on page F-36 to its audited financial statements included in the Form 10-K. Note 17, in its relevant part, states the following:

“Prior to 2017, the Company had five reportable segments, including pressure pumping services, well services, natural sand proppant services, contract land and directional drilling services and other energy services. Based on the CODM's assessment at December 31, 2017, the Company changed its reportable segment presentation in 2017, as it no longer considers well services, which previously included Redback Energy Services, Redback Coil Tubing and Mammoth Energy Partners, and other energy services, which previously included Sand Tiger, to be significant to the understanding of results. The Company now presents the results of its well service and other energy service business in a reconciling column titled "All Other" in the year ended December 31, 2017 table below.”

Note 17 on page F-36 also includes the following statement that describes revenue generating services included in the All Other category:

“The Company also provides coil tubing services, pressure control services, flowback services, cementing services, equipment rental services and remote accommodation services.”

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 608-6007.
Very truly yours,
/s/ Mark Layton
Mark Layton
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP